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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Orbit International Corp.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   685559304
------------------------------------------------------------------------------
                                (CUSIP Number)

                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                         San Diego, California 92121
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 June 5, 2007
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 685559304
===============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Monarch Activist Partners LP
===============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)[ ]

===============================================================================
        SEC USE ONLY
3

===============================================================================
        SOURCE OF FUNDS (See Instructions)
4       WC

===============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
5       PURSUANT TO ITEMS 2(d) or 2(e)

===============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

===============================================================================
                          SOLE VOTING POWER
                     7    0

  NUMBER OF         ===========================================================
   SHARES                 SHARED VOTING POWER
BENEFICIALLY         8    411,044
  OWNED BY
    EACH            ===========================================================
  REPORTING               SOLE DISPOSITIVE POWER
   PERSON            9    0
    WITH
                    ===========================================================
                          SHARED DISPOSITIVE POWER
                     10   411,044

===============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      411,044

===============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
12      SHARES

===============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      8.944%(1)

===============================================================================
        TYPE OF REPORTING PERSON
14      PN

===============================================================================

----------------------

         (1) Based upon 4,595,571 shares of the Issuer's common stock issued and outstanding as of May 10, 2007, as reported on the Issuer's Form 10-Q for the quarter ended March 31, 2007.



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

CUSIP No. 685559304
===============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Chadwick Capital Management LLC
===============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)[ ]

===============================================================================
        SEC USE ONLY
3

===============================================================================
        SOURCE OF FUNDS (See Instructions)
4       AF

===============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
5       PURSUANT TO ITEMS 2(d) or 2(e)

===============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

===============================================================================
                          SOLE VOTING POWER
                     7    0

  NUMBER OF         ===========================================================
   SHARES                 SHARED VOTING POWER
BENEFICIALLY         8    411,044
  OWNED BY
    EACH            ===========================================================
  REPORTING               SOLE DISPOSITIVE POWER
   PERSON            9    0
    WITH
                    ===========================================================
                          SHARED DISPOSITIVE POWER
                     10   411,044

===============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      411,044

===============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
12      SHARES

===============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      8.944%(1)

===============================================================================
        TYPE OF REPORTING PERSON
14      IA

===============================================================================

----------------------

         (1) Based upon 4,595,571 shares of the Issuer's common stock issued and outstanding as of May 10, 2007, as reported on the Issuer's Form 10-Q for the quarter ended March 31, 2007.



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                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER:

         This Schedule 13D relates to the common shares of Orbit International Corp. ("ORBT"). The principal executive offices of ORBT are located at 80 Cabot Court, Hauppauge, New York 11788.

ITEM 2.  IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts. This statement on Schedule 13D is the initial filing by CCM and Monarch.

            (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

            (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

            (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The source of funds for the purchases of the 411,044 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $1,908,048.49.

ITEM 4.  PURPOSE OF TRANSACTION:

          The filing persons believe that ORBT's stock price is significantly undervalued and intend to communicate with management in order to explore measures to enhance shareholder value. The filing persons may acquire additional shares either individually or jointly.

            Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;


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            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

            (a) This statement relates to 411,044 shares held by Monarch. Based on ORBT's Form 10-Q for the quarter ended March 31, 2007, 4,595,571 shares were outstanding as of May 10, 2007. Therefore, the 411,044 shares reported on this Schedule 13D represent 8.944% of ORBT's outstanding shares.

            (b) CCM and Monarch share voting and dispositive power over the 411,044 shares held by Monarch.

            (c) During the past 60 days, Monarch acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

         ------------------------------------------------------------
             DATE OF           NO. OF SHARES
             -------           -------------
           ACQUISITION            ACQUIRED          PRICE PER SHARE
           -----------            --------          ---------------
         ------------------------------------------------------------
            5/1/2007                6,300               7.71710
         ------------------------------------------------------------
            5/1/2007                  400               7.66130
         ------------------------------------------------------------
            5/2/2007                7,300               8.01000
         ------------------------------------------------------------
            5/3/2007                  200               8.19000
         ------------------------------------------------------------
            5/3/2007                4,400               8.14614
         ------------------------------------------------------------
            5/4/2007               27,400               8.50620
         ------------------------------------------------------------
            5/8/2007                2,200               8.14280
         ------------------------------------------------------------
            5/9/2007                4,100               8.10580
         ------------------------------------------------------------
           5/10/2007                1,300               8.2300
         ------------------------------------------------------------
           5/11/2007                  899               8.3592
         ------------------------------------------------------------
           5/14/2007                1,172               8.2446
         ------------------------------------------------------------
           5/16/2007                2,902               8.2489
         ------------------------------------------------------------
           5/17/2007                2,200               8.2223
         ------------------------------------------------------------
           5/18/2007                6,900               8.2346
         ------------------------------------------------------------
           5/21/2007                2,400               8.2304
         ------------------------------------------------------------
           5/22/2007                1,200               8.2842
         ------------------------------------------------------------
           5/23/2007                5,100               8.3194
         ------------------------------------------------------------
           5/24/2007                1,900               8.3311
         ------------------------------------------------------------
           5/29/2007                  246               8.3000
         ------------------------------------------------------------
           5/30/2007                1,000               8.3000
         ------------------------------------------------------------
           5/31/2007                1,010               8.2545
         ------------------------------------------------------------
            6/1/2007                1,600               8.3000
         ------------------------------------------------------------
            6/4/2007                5,100               8.2945
         ------------------------------------------------------------
            6/5/2007               95,000               8.1000
         ------------------------------------------------------------
            6/5/2007                  300               8.3000
         ------------------------------------------------------------
                        TOTAL     182,529
         ------------------------------------------------------------

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment,


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own, assign, and transfer, sell and otherwise deal in securities on behalf of
Monarch. The 411,044 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         None.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 8, 2007

                                  CHADWICK CAPITAL MANAGEMENT LLC


                                  By:  /s/ Sohail Malad, Manager
                                      ---------------------------------
                                        Sohail Malad, Manager



                                  MONARCH ACTIVIST PARTNERS LP


                                  By: Chadwick Capital Management LLC,
                                      its General Partner

                                  By:  /s/ Sohail Malad, Manager
                                      ---------------------------------
                                        Sohail Malad, Manager